SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        for the period ended 25 July 2006


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------






July 25, 2006



BP TO PUT INDEPENDENT MEMBERS ON NEW US BOARD AND PLEDGES HIGHER SPEND TO SPEED
                               UP US SAFETY MOVES



BP today announced an acceleration of actions to improve the operational integrity and monitoring of its US businesses.



The company said it would add a further $1 billion to the $6 billion already earmarked over the next four years to upgrade all aspects of safety at its US refineries and to repair and replace infield pipelines in Alaska.



The spend is part of a wide-ranging package of measures aimed at improving confidence in the integrity of BP's US operations following a series of incidents over the past 18 months, including last year's explosion at the Texas City refinery, the recent oil spill in Alaska and the investigation into propane trading activity in the US.



Speaking in London, BP chief executive Lord Browne said: "These events in our US businesses have all caused great shock within the BP Group. They have prompted us to look very critically at what we can learn from ourselves and others and at what more we can do in certain key areas to assure ourselves and the outside world that our US businesses are consistently operating safely, and with honesty and integrity.



"We are, of course, continuing to co-operate to the fullest possible extent with the US regulatory bodies investigating these events. But we do not believe we can simply await the outcome of those investigations. In addition to the significant steps we have already taken we have decided we must do more now."



Browne said it is intended to appoint an advisory board to assist and advise the Group's wholly-owned US subsidiary, BP America Inc. and its newly-appointed chairman, Robert A. Malone, in monitoring the operations of BP's US businesses with particular focus on compliance, safety and regulatory affairs.



The measures Browne announced today include a step-up in the scale and pace of spending at BP's five US refineries on maintenance, turnarounds, inspections and staff training. Spend will now rise to $1.5 billion this year from $1.2 billion in 2005 and will jump further to an average $1.7 billion each year from 2007 to 2010.



Systems to manage process safety at the refineries will undergo a major upgrade, with some $200 million earmarked to pay for 300 external experts who will conduct comprehensive audits, and re-designs where necessary, of all safety process systems. The new systems are targeted to be installed and working by the end of 2007, a year ahead of the original schedule.



Browne said the input of the US Occupational, Safety & Health Administration
(OSHA) would be sought throughout the process and that the outcome would mirror or exceed OSHA's requirements.



BP today also pledged more rapid action to restore the integrity of its infield pipelines in Alaska. With corrosion monitoring already upgraded, it now plans to remove pipeline residues - through a process known as 'pigging' - by November, six months ahead of the original schedule.



Any necessary bypass lines are being built this summer and BP is making its own arrangements for the safe disposal of pipeline residues. The work is expected to cost some $50 million and entail the loss of around 40,000 barrels a day of production -11,000 barrels a day BP share - for up to a month.



The pipeline which leaked in the recent oil spill has been taken out of service and will be replaced by a new line which has already been ordered. If other transit lines are found to be faulty, they will also be replaced.



Browne said a major review by independent external auditors had also been set in train of the BP's compliance systems in its US trading business. In the wake of allegations of market manipulation in US propane trading, the auditors will examine the design of the trading organisation, delegations of authority, standards and guidelines, resources and the effectiveness of control and compliance. The results of the review will be shared with relevant US regulatory authorities and the auditors' recommendations will be urgently acted upon by BP.



"The steps taken today, including the appointment of a new advisory board for our US subsidiary, indicate the absolute determination of the BP Group to restore confidence at every level in the conduct of our business in the US," Browne said.



"BP has some 40 per cent of its assets and its staff in the United States and a US investment programme of around $30 billion over the next five years. We are the largest indigenous producer of oil and gas combined. It is of vital importance to BP and to Americans who depend significantly on us for secure energy supplies that our US businesses operate to the highest standards of safety and integrity."





Further information:



BP Press Office, London, tel: +44 (0)207 496 4624/4358/4708/4827/5256





                                    - ENDS -




                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: July 25, 2006                              /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary